National Health Investors, Inc.

May 3, 2006

Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561

Re:	National Health Investors, Inc.
Form 10-K for the year ended December 31, 2005
File No. 001-10822

Dear Mr. Jacobs:

We are in receipt of your response letter to us dated April 19, 2006. We have copied your comments and our corresponding responses to match the order of the comments in your letter.

1. We read your response to comment 2. Please revise your disclosure in future filings to balance your discussion of your diversification strategy results to include the continued significance of revenue concentration with the portion of your portfolio operated by NHC and explain the reasons for the difference in your asset diversification as of December 31, 2005 when compared to revenues generated from your portfolio.

Response:

We will revise our disclosure in future filings to comply with your request.

2. We read your response to comment 4. Rule 5-03 of Regulation S-X clearly states that profits and losses on securities should be presented as components of non-operating income (expense). Accordingly, you should classify realized losses related to other than temporary impairments on available-for-sale securities as well as subsequent realized gains or losses on the sale of such securities as non-operating activities in your statements of operations.

Response:

We have reviewed your response and have the following clarifying comments:

Proceeds from the sale of investments in available for sale securities and held to maturity securities during the three months ended March 31, 2005 were $10,308,000. Gross investment gains of $9,072,000 were realized on these sales during the three months ended March 31, 2005, $5,022,000 of which is included in security recoveries and $4,050,000 of which is included in non-operating income in the consolidated statements of income.

When this security was called by Assisted Living Concepts, Inc. in 2005, we reported (under the requirements of APB Opinion No. 30, "Reporting the Results of Operations"), the "recovery" portion of the total gain in the same line in the income statement as the previously recorded impairment in 2001. Rule 5-03 of Regulation S-X, Item 5 provides for a separate line for "Provision for Doubtful Accounts and Notes" which is the equivalent of our line designated as "Loan, remic, realty and security losses (recoveries)" within the expense section of the income statement.

We thank you for your assistance in our compliance with the applicable disclosure requirements and welcome any additional comments you may have.

Sincerely,

/s/ Donald K. Daniel
Donald K. Daniel
Senior Vice President/Controller